NOSTALGIA

Exceptional Coffee //
Innovative Solutions


NOSTALGIA
COFFEE ROASTERS

TRACTION & EXPERIENCE

- Successful Entrepreneur And Former CPA
- LGBTQ Female Founded Company
- 1st Venture: Mobile Café (2018)
  - $200k Revenue
  - $1.2m Annualized (Pre-Covid) Corporate Partnership Deal with Intuit
- 2nd Venture: Retail Roasting (2020)
  - Coffee Review “Top Rated Coffees In the World (94+ Points)”
  - Highest Rated Coffee Blend In California 2020


COFFEE
NOSTALGIA



THE PROBLEMS:




Lauren


Tim

THE SOLUTION:


NOSTALGIA
Jon

NOSTALGIA

COFFEE ROASTERS







COFFEE IN A BREW BAG

EXCEPTIONAL COFFEE MADE EASY

Innovative Brew Method: Nostalgia Brew Bag

3 Easy Steps:



1. Pour Hot Water | **2. Let Sit** | **3. Dunk, Toss & Drink**



Convenient | Simple | High Quality | Portable | Easily Distributable

QUALITY & BRANDING


Pack of 10
COFFEE REVIEW
92
points
2021
NOSTALGIA
COFFEE ROASTERS
COFFEE IN A BREW BAG
MEDIUM ROAST
MEMORY LANE
BRAZIL • SUMATRA • GUATEMALA
10 - 0.42oz (12g) Pouches • NET WT 4.2oz (120g)
Small Batch ROASTED COFFEE
SAN DIEGO • CALIFORNIA
@nostalgiabrew
nostalgiacoffeeroasters.com


COFFEE REVIEW
92
points
2021
COFFEE IN A BREW BAG
NOSTALGIA
COFFEE ROASTERS
MEDIUM ROAST
MEMORY LANE
BRAZIL • SUMATRA • GUATEMALA
NET WT 0.42 OZ (12g)
@nostalgiabrew


INSTRUCTIONS
1
Pour 9oz (270ml) boiling water over brew bag
2
Let sit until cool enough to drink ~150° F
3
Dunk 2 times, toss and drink!
Distributed by:
Nostalgia Coffee Roasters
8680 Miralani Dr. STE 104
San Diego, CA 92126
nostalgiacoffeeroasters.com
Packaged in the USA
100% Roasted Coffee

INNOVATION

TRADE SECRET

We Obsessed Over The Science To Find The Ideal:

- **Varietal, Origin & Processing Method**
- **Blend Ratio**
- **Roast Profiles**
- **Micron Particle Size Distribution**
- **Off Gassing Time**
- **Extraction Yield %**



COST & DISTRIBUTION

Now In Production and Ready to Compete on Cost Immediately

- **Cost/Unit is *~$.45***



- ***Wholesale & Retail $1-$2***



- **Gross Profit %: 55%-80%**



Travel



Hotels



Offices

*Active Conversations



Retail

*Active Conversations



Direct-to-Consumer

*Existing Customer Base



CAPITAL ROUND TRACTION

Raising $500K (Convertible Note)

2021 Quarter-Finalist

Active *Private* Campaign
(>$100K Raised)

2021 Featured Speaker

POST FUNDING DISTRIBUTION & ROLLOUT

- **Increase Production Capacity**

- **Continue To Build The Dream Team**

  - Secure Key Talent In:
    - Brand Management
    - Sales

- **Leverage Current PR Firm**

- **Focus on:**
  - Sales & Positioning



WHY GO WITH NOSTALGIA?

- **Consumer Obsessed**
- **Innovative Team**
- **Unmatched Quality**
- **Driven by Taste, Ethics and Sustainability**
- **Fundamentally Changing How People Experience, Brew & Buy Coffee**



COFFEE REVIEW 94 points 2020




NOSTALGIA
COFFEE ROASTERS

COFFEE REVIEW
94
points
2020


NOSTALGIA
@nostalgiabrew

Taylor Fields

@nostalgiabrew

EXCEPTIONAL COFFEE & BRANDING



Pack of 10
COFFEE REVIEW
92
points
2021
NOSTALGIA
COFFEE ROASTERS
COFFEE IN A BREW BAG
MEDIUM ROAST
MEMORY LANE
BRAZIL • SUMATRA • GUATEMALA
10 – 0.42oz (12g) Pouches • NET WT 4.2oz (120g)
Small Batch ROASTED COFFEE
SAN DIEGO • CALIFORNIA
@nostalgiabrew
nostalgiacoffeeroasters.com
NET WT 0.42 OZ (12g)
@nostalgiabrew
INSTRUCTIONS
1
Pour 9oz (270ml) boiling water over brew bag
2
Let sit until cool enough to drink ~150° F
3
Dunk 2 times, toss and drink!
Distributed by:
Nostalgia Coffee Roasters
8680 Miralani Dr. STE 104
San Diego, CA 92126
nostalgiacoffeeroasters.com
Packaged in the USA
100% Roasted Coffee
8 60005 47271 0

NOSTALGIA

Supplemental Slides


NOSTALGIA
COFFEE ROASTERS

EXECUTIVE TEAM



- **Taylor Fields, Founder & CEO:**
  - Former CPA @ BDO USA
  - "Rising Business Stars" June 2019 SDV Magazine



- **Audrie Rosales, Head of Ops:**
  - Managed Multiple Starbuck Locations
  - Social Media Marketing Expert



- **Brandt Rakowski, Head Roasters:**
  - Trained By And Roasted For Bird Rock Coffee Roasters (Micro-roaster Of The Year 2012 & Top 12 Roaster In The Country 2019)



- **Gage Johnston, Head Of Quality:**
  - Trained Under World Renowned Certified Coffee Q-grader Maritza Suarez

ADVISORS



- **Silvia Mah, PhD, MBA**
  - Successful Entrepreneur
  - Accomplished Accelerator, Connector, Investor And Advocate



- **Lauren Fields, National Account Exec (Modis)**
  - Expert In Corporate Beverage Advertising
  - National Sales Consultant



- **Greg Horowitt, T2 Venture Capital**
  - Venture Capitalist, Serial Entrepreneur, Author, and Global Innovation Adviser

ad astra
VENTURES

THE COFFEE MARKET

- **TAM $88 Billion**



$87-88 Billion
US Retail Value of the Coffee Market
Away From Home
$73.9 BILLION
Office Coffee Service
$2.5 billion
Starbucks & Pepsi Co.
$2.2 billion
Ready to Drink
$3.3 billion
Convenience Stores
$7.2 billion
Coffeehouses
$26.3 billion
Foodservice & HORECA
$20 billion
Starbucks
$11.7 billion
Quick Service Retail (QSR)
$14.5 billion
Donut Shops
$6.5 billion
Dunkin' Donuts
$4.8 billion



At Home
$14 BILLION
Starbucks
$454 million
Nescafe
$294 million
Nespresso
$393 million
Green Mountain
$514 million
Starbucks
$760 million
Pods
$5.4 billion
Whole Bean
$1 billion
Instant
$817 million
Ground Coffee:
$12 billion
Standard Ground Coffee:
$6.6 billion
Starbucks:
$557 million
Maxwell House:
$571 million
Folgers:
$1.1 billion

DID YOU KNOW: Americans Drink Nearly 2 Cups Of Coffee Per Day Per Capita --That Is 646 Million Cups Each Day!

TIMELINE

- **SEPT'18** — REI Pilot Location Opened
- **OCT'18** — Intuit Corporate Partnership Began
- **JUN'20** — Production Roasting Started
- **AUG'20** — E-Commerce Launched
- **OCT'20** — Brew Bag Prototype Created & Tested
- **Mar'21** — UCSD Partnership Began & First 10,000 Brew Bags Placed Into Production
- **June'21** — Branded Brew Bags Produced
- **Aug'21** — Physical Location Opens & Close Funding Round
- **Sept'21** — Add Dark Roast, Decaf and Micro-Lot Options to Brew Bags
- **Oct'21** — Regional and or National Launch of brew Bags
- **2022** — In-Person Coffee Subscription Partnerships Launched

Raising $500k

- **Investment:** Convertible Note
- **CAP:** $5M
- **Discount:** 20%
- **Rate:** 6% Interest
- **Term Date:** 18 Month Note



USE OF FUNDS
Legal
5%
G&A
10%
Inventory
15%
Sales And
Marketing
60%
Development
10%

COMPETITIVE ADVANTAGE

- **Price Point:**
  - 25%-50% Lower Retail Price Than The Nearest Competitor
- **Exceptional Quality:**
  - Only Brew Bag in the World to Have a 92+ Point Scored Coffee
  - Proprietary Brewing Directions
  - Tailored The Production Of The Coffee For the Brew Bag Experience
- **Relatable, Exciting, Young & LGBTQ Proud Brand:**
  - Popular, Fun And Unique Branding Positioned To Go International With Dedicated PR Agency
- **Successful Entrepreneur At The Helm**
  - Former CPA & Business Minded CEO
- **Lead Investor and Key Advisor Is A Renowned Serial Entrepreneur**
  - Silvia Mah, PhD, MBA


NOSTALGIA
COFFEE ROASTERS
MEMORY LANE
BRAZIL
SUMATRA
GUATEMALA

COFFEE REVIEW 92 points 2021

WHAT WE STAND FOR

Mission:

We Must Always Endeavor To Be Better And Do Better For Coffee, Humankind And The Earth. Making Exceptional Coffee Is Our Objective; Improving The World Around Us Is Our Mission.

Philosophy:

We Were Founded On The Core Belief That We Are A Company For Everyone. No Matter Your Gender, Identity, Age, Race, Ethnicity, Sexual Orientation Or Background, Everyone Is Valued At Nostalgia And It Is These Unique Characteristics That Each Of Us Inhabit That Makes Our Team Stronger, More Prosperous And Leaders In Our Communities. We Are Driven By The Notion That Everything We Do Must Positively Impact The Lives Of Our Customers, Our Partners, Our Team Members, Our Communities And Our Planet.

OUR VALUES

Strive To Be Better At Everything We Do
Treat Everyone With Dignity, Respect & Equality
Always Be Kind, Accountable And Respectful
Never Settle, Always Innovate, And Positively Impact Our World
Deliver Excellence In Coffee & Customer Service





COMPETITION


High Quality
Low Quality
BLUE BOTTLE COFFEE
COUNTER CULTURE
VERVE COFFEE ROASTERS
NOSTALGIA COFFEE ROASTERS
INTELLIGENTSIA
Stumptown COFFEE ROASTERS
STARBUCKS COFFEE
STEEPED COFFEE
Peet's Coffee
KEURIG
Folgers SINCE 1850
DUNKIN' DONUTS
NESPRESSO
Traditional & Complex Single Serve
Simple Single Serve Focused

NOSTALGIA REVENUE STREAMS

We are NOT a startup!

Existing

Coffee in a Brew Bag (2021)



POUR **DUNK** **STEEP**

On-Site Partnerships

REI CO-OP

intuit

UC San Diego

Cafes and In-Person Coffee Subscription (2021-2022)



Direct to Consumer E-Commerce

